United States Securities and Exchange Commission
                             Washington, D.C. 20549

                   Pre-Effective Amendment No. 3 to Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               R-TEC HOLDING, INC.
                 (Name of small business issuer in its charter)

                  IDAHO                               82-0515707
         (State or other jurisdiction of              (I.R.S. Employer
         incorporation or organization)               Identification No.)

         1471 E. Commercial Ave., Meridian, Idaho      83642
         (Address of principal executive offices)      (Zip Code)

Issuer's telephone number: (208)-887-0953           Fax: (208) 888-1757


Securities registered under Section 12(b) of the Exchange Act:
       Title of each class            Name of each exchange on which registered

Securities registered under 12(g) of the Exchange Act:

                                  COMMON STOCK
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                      INFORMATION REQUIRED IN REGISTRATION
                                    STATEMENT

                                     Part I

Item 1.           Description of Business

R-Tec Holding, Inc. (the "Company")

On August 18, 1999, the Board of Directors of Biogan International, Inc. organized R-Tec Holding, Inc., an Idaho corporation, (the "Company") as a wholly owned subsidiary, and transferred Biogan's 50% stock ownership of IntorCorp, Inc. in exchange for 4,266,797 shares of Common Stock of the Company.

On September 27, 1999, Biogan distributed as a stock dividend its 4,266,797 shares of the Company stock (all of its shares), proportionately to Biogan's shareholders of record one share of Company for each 20 shares of Biogan stock outstanding. As a result of the special stock dividend the Company became independent of Biogan, the shareholders retained the same proportionate interest in the IntorCorp Motor, and enabled IntorCorp to develop the IntorCorp Motor independently of Biogan.

On November 3, 1999, the Company issued 4,266,797 shares of Common Stock (50% ownership) in a private placement transaction, to Gary A. Clayton and Douglas G. Hastings the two shareholder-owners of R-Tec Corporation, an engineering company located in Meridian, Idaho, in exchange for 80% of the outstanding stock of R-Tec Corporation. In addition, the Company contributed its stock of IntorCorp, Inc. to R-Tec Corporation. On November 4, 1999, R-Tec Corporation redeemed the remaining 20% of R-Tec Corporation stock from the two shareholder-owners for the price of $100,000 paid with an interest bearing promissory note payable from available earnings commencing in January of 2001. The net effect of the transactions is that:

        a Shareholders of the Company descended from Biogan own 50% of the Company and the two shareholder-owners of R-Tec Corporation own 50%.
        b. The Board of directors of the Company has five members, and for a period of 5 years, the two shareholder-owners from R-Tec Corporation will have the right (by virtue of a shareholder agreement with certain shareholders of the Company) to elect 3 members of the board.
        c. With the R-Tec Corporation redemption of the 20% outstanding stock from the shareholder-owners the Company owns 100% of R-Tec Corporation.
        d. R-Tec Corporation owns 50% of the stock of IntorCorp, Inc. (owner of the intellectual technology for the IntorCorp Motor), which will enable the development of the Motor under the direction and management of R-Tec Corporation.

The financial statements for the Company have been prepared according to "reverse purchase" accounting by which R-Tec Corporation, the dominant business entity, is considered the purchaser of R-Tec Holding, Inc. For a more complete discussion of the accounting refer to the last paragraph on page 6 of the Consolidated Financial Statements of R-Tec Holding, Inc. and R- Tec Corporation December 1998 and 1999 included in Part F/S of this Form 10SB.

R-Tec Corporation management is familiar with the IntorCorp Motor by virtue of engineering work performed on the Motor in 1997 when Biogan International had a consulting engineering agreement with R-Tec Corporation to perform engineering and development work on the Motor. R-Tec was paid at that time with cash and Biogan International common stock for the consulting services. The consulting services were discontinued approximately mid 1998 for lack of funds to continue the project.

The Company is the holding company of and will be consolidated with R-Tec Corporation for tax and reporting purposes. The Company at the present time has no other business interests.

R-Tec Corporation, a subsidiary of the Company.

R-Tec Corporation was initially organized in 1995 as a small individually operated company in a modified garage for the purpose of developing and fabricating High-Tech custom manufacturing equipment, primarily for a single customer. Most of the contracts during the first 18 months were for the duplication of High-Tech manufacturing tools going overseas for Hewlett Packard. Presently R-Tec Corporation, under contracts with various customers, develops, engineers and fabricates High-Tech custom manufacturing equipment and parts to be incorporated into customer owned and operated manufacturing equipment and manufactured products. R-Tec Corporation expertise includes engineering, development of controls, machine design and tooling, consulting services, prototype development, tooling and manufacturing. Typical production includes: mechanical fixtures; "mech-op stations" (devices for testing mechanical operations and performance of equipment); "servo-writers" and "transfer stations"(devices that write code instructions for reading disc drives in manufacturing stations); "sub-assemblies" (an assembly of electrical components as a unit to be integrated with other units to complete a device or product); "automatic robot work stations" (a machine that automatically constructs part of a manufactured product); and electronic testing devices. Essentially all of the products and services incorporate one or more complete disciplines of mechanical, electrical, software, machine visions (a vision camera that digitizes information for testing purposes) and controls.

Developed technology currently includes CAD-based software (computer aided design software), electro-mechanical devices, tool design, PC Board Layout (printed circuit board layout technology from concept to manufactured product), International CE-Marked products (a quality designation in China similar to "UL" marked products in the US) Machine Vision, Specialty Tooling, Engineering Design, Motion Control, Robotics, Software Development, PLC Programming (programmable logic controller which is a low level computer for controlling functions).

All of the revenues in 1999 were from custom engineering contracts with customers. However, Management is currently exploring the manufacture of standard products for generic application and has revenues of $1,982 as of August 31, 2000.

Significant clients of R-Tec Corporation include Iomega Corporation, Hewlett Packard, Pro- Precision Machining, Steelhead Metals, SCP Global Technologies, System Integration (Division of Micron), Intel, TECHNIT Interconnection Products, 3Com Corporation, Preco, Inc., Motorola, Micron Communications, Inc., Ford Microelectronics, Inc. and Anadigics.

Beginning approximately two and one-half years ago distribution of products and services has primarily been made through Browand, LaMeire & Associates (B.L.& A.) A Manufacturer's Representative firm who has sales representative agents in the US, Europe and Asia. Currently B.L.&A. Has four representative firms in the U.S. with twelve sales persons. Management is currently entering into the European and Asian markets through B.L.&A. who has three European agents for Germany, France and England, and five Asian agents for Singapore, Malaysia, Taiwan and Japan.

R-Tec Corporation presently employs 10 full time employees and 5 part time employees.

Certain functions of some projects are, when needed, contracted to R-Tec Machine Tools, Inc., an Idaho corporation, in which Doug Hastings and Gary Clayton own a combined 50% interest. R-Tec Machine Tools, Inc conducts business as a machine shop in the same building as R-Tec Corporation (See "Certain Relationships and Related Transactions "). However, some machine work is also contracted with other machine shops depending on time of delivery constraints. R- Tec Machine Tools, Inc. exclusively machines raw metal into custom parts on contract with its customers, one of which is R-Tec Corporation. In comparison, R-Tec Corporation makes manufacturing equipment, which sometimes needs machined metal parts which R-Tec Machine Tools (or some other machine shop) will make. The two companies do not compete for the same type of work, nor do they combine or share resources. There is no common personnel, equipment, nor management. Building expenses are allocated to the two occupants based on square footage occupied.

The custom-parts manufacturing industry is vast with many major competitors who are larger and financially stronger than R-Tec Corporation, such as Wright Industries, Technistar, and Acufab. Major companies such as Motorola and Micron frequently have their own internal tooling development groups to develop their own equipment requirements and who on occasion will "out source" their over-load demands to companies like R-Tec Corporation. Management is not aware of any information to estimate a market share of the industry, but is confident that R-Tec Corporation has a very small share of the overall market. Management of R-Tec Corporation primarily relies on it manufacturer's representative to sell it products and services.

Materials for products, such as aluminum, bar stock, plate stock, wire and plastics are provided by several subcontractors who bid to provide supplies according contract specifications. To the best knowledge of Management the required materials are of a generic nature with ample availability from several sources, and therefore there is no dependence on a source of raw materials.

During 1999 R-Tec Corporation had contracts (in different stages of performance) with approximately 43 customers (some had multiple contracts), four of which customers provided in excess of 10% of annual revenues, i.e. 3COM Corporation, Micron System Integration, Palm Computing, Inc., and Performance Design, Inc., for a combined total of 52.2% from the four. Management presently estimates that 2 customers with contracts in process will exceed 10% of estimated revenues in 2000, i.e. Manufacturers Services, SLC Operation, and Exatron. The nature of the "custom parts" engineering business is such that customers producing material revenues generally change from year to year and no dependence on any specific customers develops. Management has a goal that approximately 10% of revenues in 2000 will be from sales of standard products to customers. As the business expands and standard products sales increase, R-Tec corporation's dependence on custom parts contract customers is expected to decrease.

Prior to 1999 R-Tec Corporation did not have any patents or other proprietary property interests. In 1999 it had in application stage two patents, one of which was issued for a "Test Probe Positioning Device, and one of which has been re-applied. The patent issued is #6,064,195 dated May 16, 2000, and will expire on May 15, 2017. The patent is for a self-aligning device for positioning a test probe in a socket of a printed circuit board to be tested.

Neither the products nor services provided by R-Tec Corporation presently require any governmental approval. Management is not currently aware of any existing or probable governmental regulation on any part of the business.

During 1999 R-Tec Corporation did not expend material funds on research and development. Any activity that may be considered as research and development has been only in connection with the performance under a contract with a customer for services and/or products the cost of which has been paid by the customer as part of the contract terms.

Item 2. Management's Discussion and Analysis or Plan of Operation

The consolidated financial statement of R-Tec Holding reflects revenues of $1,026,847 in 1998 resulting in a net income of $40,345, and revenues of $1,296,850 in 1999 with a net loss of $317,094. The net loss in 1999 was largely the result of including in operations acquired in- process research and development costs of $190,000 related to the IntorCorp acquisition, R-Tec Corporation recorded signing bonuses of $50,000 for the executive officers, $50,356 in new facility overhead (compared to $18,006 for 1998), and three additional skilled employees. The new facilities, and additional employees, are part of an investment effort by Management put on new product development to generate revenues from sales of standard products in inventory.

With continued custom contract production and increased emphasis on standard products, as well as additional marketing effort by the Manufacturer Representative, Management is projecting revenues estimated at $2,000,000 for calendar year 2000 and a projected net income in excess of $150,000. The projection is based on the assumption that custom contract work will continue to expand at approximately the same rate as for the past three years, and the addition of standard product sales. The results of operations for the first quarter of 2000 reflects revenues of $359,337 and an operating loss of $103,802 compared to revenues of $549,428 and an operating income of $42,161 for the first quarter of 1999. The first quarter revenues and profits of 1999 were disproportionate as demonstrated by the year end revenues and financial statements. The first quarter of 2000 does not yet reflect the anticipated revenues from contracts in process, and in addition reflects an extraordinary loss in the buy back of a machine product for $50,000. Management anticipates that the second quarter statement will continue with a less than proportionate projected revenue statement, with revenues and profits at the projected level for 2000 becoming evident in the 3rd and 4th quarters of the year.

To realize its goals for 2000, Management has organized the business into three areas of focus:

        a. The first area is custom automation, with a target of several industries. R-Tec Corporation has excelled in this area of custom solutions for its customers. Using 3Com as an example, R-Tec Corporation designed and built approximately 24 automated functional testers that tests the Palm V hand held organizer. These automated testers test all of the functions without operator interaction. Other custom automation include, pick-n-place stations, full robotic work cells, Electrical/Maniacal test stations, table top testers, and full automatic assembly lines. This business is based on contracts and has somewhat of a cyclic model.

        b. The second area of focus includes products R-Tec Corporation makes for OEM and Resale. These products are sold to and are used by more than one customer. Some examples of this type of product are the RS232 converter boxes that are used to translate communication levels. Hewlett Packard and Jabil Circuit, Inc. as well as companies overseas use them. Management is in the process of creating a web site to help in the marketing of these products which, in Management's opinion, will create more opportunities for product development.

        3. The third area of focus is high-tech interconnect devices. R-Tec Corporation presently has one of the very few sources for two technologies, each of which gives an edge in the industry for high frequency component testing. Management anticipates significant growth and a steady stream of revenues as this area of the business is developed.

The liquidity of R-Tec Corporation has been presently satisfied with the subscription of Series "A" Convertible Preferred stock in the amount of $500,000, of which as of June 26, 2000,

$393,650 has been received by the Company, and available institutional loans in the amount of $100,000.

The $100,000 note payable to Clayton and Hastings for the redemption of the 20% common stock is payable when funds are available from earnings.

Item 3. Description of Property

Description of Property of R-Tec Corporation (Subsidiary)

R-Tec Corporation is a tenant in a single purpose industrial building located at 1471 E. Commercial Avenue, in Meridian, Idaho. The building is owned by H2C2 & Associates, LLC, an Idaho limited liability company (owned by Mr. and Mrs. Hastings and Mr. and Mrs. Clayton, shareholders of R-Tec Corporation) and leased 75% to R-Tec Corporation under a 5 year lease expiring November 30, 2004. The other 25% of the building is leased to R-Tec Machine Tools, Inc., a machine shop (owned 25% by Hastings and 25% by Claytons) see "Certain Relationships and Related Transactions" at page 12. The building was constructed in 1998 according to the applicable commercial building code requirements, on approximately 1.36 acres of land, and includes a parking area of 20 spaces.

R-Tec Corporation office space consists of approximately 1200 square feet, and includes a reception area, conference room, and 6 individual offices. The assembly area consists of approximately 1800 square feet and approximately 1500 square feet of warehouse area. The rent is at the rate of $2,950 per month, subject to Cost of Living Index increases on an annual basis.

R-Tec Corporation owns the furniture and fixtures, office equipment, phone system and all shop equipment free of any liens or obligations, except that it serves as collateral for the line-of-credit when funds are drawn.

R-Tec Holding, Inc. does not have any separate corporate offices, but uses, when required, the offices of R-Tec Corporation for its purposes, without the payment of any rent or other obligation, until such time as independent offices may be required.

Except for the described leasehold interest in the occupied premises by R-Tec Corporation, neither R-Tec Holding, Inc., R-Tec Corporation nor IntorCorp, Inc. has any investments in real estate, nor interests in real estate, real estate mortgages, nor securities of or interests in persons primarily engaged in real estate, activities.

IntorCorp, Inc. is an Idaho corporation owned 50% by R-Tec Corporation and 50% by C.T. Corporation an electrical engineering company. The outstanding common stock of IntorCorp was issued originally to C.T. Corporation and to Biogan International in exchange for their respective interest in the intellectual technology for the IntorCorp Motor. By virtue of the transactions described in
Item 1 hereof, the interest of Biogan International has descended to R-

Tec Corporation. The board of directors of IntorCorp is comprised of four members, two from each of C.T. Corporation and two (Gary A. Clayton and Douglas
G. Hastings) from R-Tec Corporation, with Mr. Douglas G. Hastings as President. Negotiations are presently in process for a consulting agreement between IntorCorp and C.T. Corporation. IntorCorp has never had assets other than the intellectual technology for the IntorCorp Motor, nor has it conducted any business. It is currently in the development stage. Presently Management of IntorCorp is developing the business plan to raise development funds, interviewing candidates for managing the project of the development and marketing of the IntorCorp Motor.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information regarding the shares of Common Stock of Company and Preferred Stock that is convertible into common stock, that is presently held beneficially by (i) each director of the Company, (ii) all officers and directors as a group, and (iii) each person known by the Company to beneficially own 5% or more of the outstanding shares of the Company's common stock. Share ownership and subscriptions are reflected as of June 26, 2000.


         Name and Address                Amount  &  Nature
         of Beneficial Owner             of  Benef.  Owner                Percent
                                         Common  --  Preferred       Common     Preferred

Gary A. Clayton (1)(3)(4)(5)             2,133,399         -0-         25%        -0-
1471 E. Commercial Ave
Meridian, Idaho 83642

Douglas G. Hastings (1)(3)(4)(5)         2,133,398         -0-         25%        -0-
1471 E. Commercial Ave
Meridian, Idaho 83642

Rulon L. Tolman (1)(3)(4)                  490,417     531,638       5.75%      24.92%
7213 Potomac Drive
Boise, Idaho 83704

Robert C. Montgomery (1)(3)                116,900     106,669       1.37%       5.00%.
2160 S. Twin Rapid Way
Boise, Idaho 83709

George W. Wadsworth (1)(3)(7)              138,334     153,177       1.62%       7.18%
214 S. Cole Road
Boise, Idaho 83709

John R. Hansen, Jr. (1)(3)                 125,000     135,469       1.46%       6.35%
1595 S. Lakemoor Way
Eagle,  Idaho 83616


L. William Glazier (3)(7)                  525,000         -0-       6.15%        -0-%
805 W. Cross Street
Woodland Hills, CA 95695

Ronald J. Tolman (2)                       561,164(2)  599,479       6.58%      28.10%
2326 Bruins Avenue
Boise, Idaho 83704


All Officers and Directors
as a Group (6 persons)                   5,137,448     926,953      60.20%      43.45%
Total Shares Issued and Outstanding      8,533,594   2,133,379(6)(7)

        (1) These individuals are the directors and officers of the Company who are shareholders.
        (2) Mr. Ronald J. Tolman owns 377,920 shares of Common Stock and 409,613 shares of Preferred Stock in his own name, and 183,244 shares of Common Stock and 189,659 shares of Preferred Stock are owned of record in the name of his wife, Jacque L. Tolman.
        (3) These shareholders, along with Keith Cline (56,500 shares of Common Stock (00.662%), with a combined share ownership and voting percentage of 73.595% have entered into a voting agreement under which Mssrs. Clayton and Hastings will have the right to nominate 3 of the 5 directors, and the other participants will have the right to nominate 2 of the 5 directors, and the combined ownership would then be voted as a block for the nominated directors.
        (4) These individuals are the present directors of R-Tec Corporation, Inc. with Hastings as president and Clayton as vice-president and secretary.
        (5) These individuals are two of the four directors of IntorCorp, Inc. with Hastings as president.
        (6) If converted to Common Stock at the present conversion ratio, the Preferred Stock would represent 20% of the after-conversion issued and outstanding common stock.
        (7) L. William Glazier subscribed to 452,493 shares of Preferred Stock that has not yet been paid.

Preferred Stock

The Company has amended its Articles of Incorporation to create 2,133,399 shares of Series "A" Convertible Preferred stock, at a no par value $0.23437 per share, all of which was subscribed by eight individuals seven of whom are accounted in the above "Security Ownership of Certain Beneficial Owners and Management". The Description of the rights of the Preferred Stock is set forth in Item 8, Description of Securities.

As of June 26, 2000, the Preferred Stock has been issued as follows:

Date                    # Shares       Cash            Subscriber
----                    --------       ----            ----------
1/24/00                  135,469       $  31,750       John R. Hansen, Jr.
1/27/00                   67,842       $  15,900       George W. Wadsworth*
1/27/00                  189,871       $  44,500       Jacque L. Tolman
2/3/00                    67,841       $  15,900       John Smith*
2/25/00                  409,609       $  96,000       Ronald J. Tolman
2/25/00                  531,638       $ 124,600       Rulon L. Tolman
4/4/00                   106,669       $  25,000       Robert C. Montgomery
6/26/00                   85,335       $  20,000       George W. Wadsworth*
6/26/00                   85,335       $  20,000       John Smith*
                          ------       ---------
Totals                 1,508,939       $ 353,650

* Partners in Wadsworth and Smith, Chartered, CPA firm.

Item 5. Directors, Executive Officers, Promoters and Control Persons of the Company.

     Name                        Age    Position                  Date Appointed
     -----                       ---    --------                  --------------
Douglas G. Hastings              41     Director, President           Nov.3, 99
Gary A. Clayton                  41     Director, V-P Engineering     Nov.3, 99
Rulon L. Tolman                  49     Director, VP Finance          Original
John R. Hansen, Jr               70     Director                      Original
David R. Stewart                 46     Director                      Nov.3, 99
Robert C. Montgomery             47     Secretary                     Nov. 3, 99
George W. Wadsworth              54     Treasurer                     Nov. 3, 99

The directors of the Company are elected to serve until the next annual shareholder's meeting or until their respective successors are elected and qualified. Officers hold office until the meeting of the Board of Directors after the next annual shareholders's meeting or until removal by the Board of Directors. There are no arrangements or understandings among the Officers and Directors pursuant to which any of them were elected as Officers and Directors.

Family Relationships: Douglas G. Hastings is married to Rena Clayton Hastings, a sister of Gary A. Clayton. Rulon L. Tolman and Ronald J. Tolman are cousins.

Business Experience of Officers and Directors:

        Douglas G. Hastings, 1471 E. Commercial Ave, Meridian, Idaho 83642. Mr. Hastings received a Micro M.B.A. in May of 1999. Mr. Hastings received special training in Robotics, Machine Vision and software controls. Prior to starting R-Tec Corporation in 1995, Mr. Hastings was employed by Hewlett Packard from 1981 to 1995 specializing in electrical and mechanical tool design and controls.

        Gary A. Clayton, 1471 E. Commercial Ave, Meridian, Idaho 83642. Mr. Clayton received a BS degree in Mechanical Engineering from BYU in 1983. He received training in Robotics and Industrial Controls in 1987 (with honors), and a Masters Degree in Mechanical Engineering in 1993 from the University of Utah. Prior to 1995 (when joined R-Tec Corporation), Mr. Clayton was the Engineering Manager for Lynn Industries of Boise, Idaho for a year, and prior thereto was Project Engineer at Thiokol Corporation in Brigham City, Utah, for design, implementation and project management of HVAC system, process equipment, CNC type machine tools, and plant automation.

        Rulon L. Tolman, was appointed Director August , and is currently a Vice President of the Company. Mr. Tolman has been with Mutual of New York since 1978 and has been Account Executive, Field Underwriter and Sales Manager. Previously Mr. Tolman was a Production Supervisor with Boise Cascade Container Division managing 80 employees.

        John R. Hansen, Jr., 12035 Ginger Creek Dr., Boise, Id. 83713. Mr. Hansen received his J.D. degree from UCLA in 1956, and has practiced law from 1957 to 1968 in California and from 1968 to the present in Idaho, primarily in securities and business practice. Mr. Hansen is presently outside counsel to the Company.

        David R. Stewart, 9486 Fairview Ave, Boise, Idaho. Mr. Stewart is a Certified Public Accountant with Stewart, Harding & Co with 20 years experience, and as President of the company for the past 6 years. He obtained his BS degree in Accounting in 1979 from the University of Utah.

        Robert C. Montgomery, is presently Secretary of the Company. He received his JD Degree from the University of Idaho in 1974, and is a member of the bar in Idaho, Oregon and Washington. He was a former adjunct professor of Business Law and Ethics at Boise State University, and has practiced law in Idaho since 1974.

        George W. Wadsworth has been a partner in the accounting firm of Wadsworth and Smith, Chartered, for the past 23 years. He is the treasurer and consulting accountant for the Company.



Item 6.           Executive Compensation.

R-Tec Corporation paid executive compensation for the years ended December 31, 1998 and 1999 to the following, plus an employment agreement signing bonus of $25,000 to each in the calendar year 1999:

    Douglas G. Hastings, President.            $53,175 and 78,912 respectively.
    Gary A. Clayton, Vice President.           $56,100 and 78,912 respectively.

On December 1, 1999, R-Tec entered into five year employment agreements with Douglas G. Hastings to be the CEO and President of R-Tec, and with Gary A. Clayton to be Vice President of Engineering, each with an annual salary of $81,120 with a bonus of $25,000 to be paid during the first year, provided certain goals are attained. In addition, each of the employees will receive the standard benefits package for employees, including medical, sick leave and vacation time. The above employees each have a company automobile.

There is no agreement for the payment of any salary or compensation at this time for the directors of R-Tec Corporation, or for the executive officers or directors of the Company. However, the Company anticipates that any out of pocket expenses of directors will be paid, and that directors who are not employed by either the Company or R-Tec Corporation will receive compensation for attendance and other duties performed as directors.

Item 7. Certain Relationships and Related Transactions.

R-Tec Corporation currently leases 75% of the building it presently occupies at 1471 E. Commercial Ave, Meridian, Idaho 83642 from H2C2 & Associates, LLC, an Idaho limited liability company owned by Mr. and Mrs. Hastings and Mr. and Mrs. Clayton under a five year lease ending November 30, 2004, with an option to extend the lease for an additional five years. The rental rate is $2,950 per month subject to annual Cost of Living Index increases.

The other 25% of the building is presently leased by R-Tec Machine Tools, an Idaho "S" corporation, which is owned 25% by each of Mr. Hastings and 25% by Mr. Clayton. R-Tec frequently contracts machine work to R-Tec Machine Tools at competitive prices, as well as contract work to other machine shops, the selection of which is based on competitive pricing as well as speed of work completion. R-Tec Machine Tools, also contracts work with other manufacturers. Purchases from Machine Tool for 1999 and 1998 were $188,643 and $77,680, respectively. During 1998, R-Tec Corporation purchased equipment which was financed for 100% of the purchase price. The equipment was leased to Machine Tool and the lease payments received in 1999 and 1998 were $20,580 and $33,535, respectively. In 1999, Machine Tool acquired the equipment from R-Tec Corporation by assuming the underlying debt of $138,675 at the time of transfer.


Item 8. Description of Securities.

The Company presently has two classes of capital stock authorized consisting of 30,000,000 shares of voting Common stock, without par value, and 5,000,000 shares of Preferred Stock, of which 2,133,399 shares have been designated Series "A" Convertible Preferred shares, as hereinafter described, and with authority vested in the board of directors to prescribe the classes, series, and the number of each class or series of the remaining Preferred Stock, and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of Preferred Stock as authorized in ss.30-1-602, Idaho Code.

As of the date of this registration there are issued and outstanding 8,533,594 shares of Common Stock, and, either issued or subscribed, 2,133,399 shares of Series "A" Convertible Preferred stock.

        A. Common stock:

The holders of the Company's Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. The shares of Common Stock do not have cumulative voting rights in the election of Directors.

Shareholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption rights and has no subscription or conversions rights. In the event of liquidation of the Company, the share of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and after distributions to the preferred stock. All shares of the Common Stock now outstanding are fully paid for and non-assessable.

Dividends:

Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company has never paid a dividend, and the present focus of Management is for growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Holders of Common Stock:

The number of holders of record of the Company's Common Stock is approximately 776 as reported by the Company's transfer agent. The Common Stock of all holders, except for two (Hastings and Clayton), is currently held in escrow by the transfer agent until either the registration of the Common Stock is effective, or until June 30, 2000, whichever is earlier.


        B. Series "A" Convertible Preferred stock:

Voting: Series "A" Convertible Preferred shareholders vote at shareholder meetings as if they had converted their stock, provided, if the Company defaulted in its obligation to redeem the stock for two redemption dates, then the Series "A" Convertible Preferred shareholders, as a class, have the right to elect the majority of the directors of the Company.

Dividends:      The Series "A" Convertible Preferred Stock is entitled to an annual income dividend of $0.0222 per share (9%), cumulative if not paid, but does not bear interest. No dividends can be paid on Common Stock unless all dividends are paid on Preferred Stock. If the Corporation pays more than the equivalent rate on the Common Stock in any year, then Series "A" Convertible Preferred shareholders participate with the Common Stock proportionately for any additional dividends.

Liquidation:    Series "A" Convertible Preferred Stock get first preference to receive their par value back on liquidation. Then assets are distributed to Common Stock until they get an equivalent amount per share. If any assets are left, the Preferred and Common shares participate proportionately.

Conversion:     Series "A" Convertible Preferred shares convert at their no par value, share for share, for Common Stock, provided, that the conversion price is subject to adjustment on a full ratchet basis for any dilutionary distributions or recapitalization.
                Preferred shares may be converted up to 5 days before any "redemption date", before any public offering, and any time after three years. They will automatically convert to Common
                Stock (i) on a vote of 2/3 of the Preferred Stock; (ii) on the closing of a firm commitment of public offering netting to the Corporation $1M or more at a price of $5.00 or more per share.

Redemption:     At the option of the Series "A" Convertible Preferred Stock holder, starting in January of 2006, the Preferred Stock is to be redeemed 1/3 each year for three years.

There are currently nine shareholders who have either subscribed or have paid for the Preferred Stock. Reference is made to the attached exhibit "Preferred Stock Amendment to the Articles of Incorporation for a more detailed description of the Preferred Stock.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

There presently is no market for either the Common Stock or Preferred Stock. Management does not anticipate that there will be any dividends payable on the common stock for the forseeable future because all profits, if any, will be used for expansion.

Item 2.         Legal Proceedings.

There are no legal proceedings presently existing or threatened against either the Company or any subsidiary.

Item 3.         Changes in and Disagreements with Accountants.

The principal accountant for the Company is Wadsworth and Smith, Chartered, Certified Public Accountants. The auditor for the Company is Balukoff Lindstrom & Co., PA. There have been no changes nor disagreements with accountants.

Item 4.         Recent Sales of Unregistered Securities.

On November 3, 1999, the Company closed an Agreement and Plan of Reorganization pursuant to which Company issued 4,266,798 shares of "restricted" Common Stock 1/2 to Gary A. Clayton and 1/2 to Douglas G. Hastings in a Private Placement in exchange for 80% of the stock of R-Tec Corporation as described in Item 1 hereof at page 2. The issuer is of the opinion that said stock was issued in compliance with Section 4(2) exemption from registration under the Securities Act of 1933 in that none of the common stock was offered to any other persons, Clayton and Hastings had available to them all of the material information about the Issuer, they had the necessary experience to evaluate the merits of the investment, and they represented that the investment in the stock was for investment purposes and not with a view to the distribution thereof.

The 80% interest in R-Tec Corporation transferred to R-Tec Holding in exchange for the restricted common stock has been appraised at $380,000, which is the dollar value placed on the books of the Company. There was no other consideration given for the said common stock.

The Series "A" Convertible Preferred shares herein described under the heading of "Preferred Stock" was issued for cash at its no par value of $0.23437 per share in the amounts and for cash consideration listed under Item 4 at page 10. There was no other consideration given for the Preferred Stock. The said stock was not offered to any other persons, the subscribers were all "insiders" and were informed of the material information about the Issuer, all of the subscribers are sophisticated and able to evaluate the merits of the investment, and each represented that the investment was made for investment purposes and not with a view to the distribution thereof.

Item 5. Indemnification of Directors and Officers.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By Laws limiting such liability. The Articles of Incorporation and By Laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engage in intentional misconduct, fraud or a knowing violation of the law.

Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefore, unenforceable. In the event a demand for indemnification is made, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issue.


                                    PART F/S

Included herewith is the audited consolidated statement of R-Tec Holding, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the reviewed consolidated statements for March 31, 2000 and 1999.

                                    PART III

Item 1. Index to Exhibits

The exhibits listed and described below in Item 2 are filed as part of this Registration Statement.


Item 2. Description of Exhibits

Charter, Charter Amendments, By Laws, Employment Contracts with Gary A. Clayton and Douglas G. Hastings, and the Lease Agreement for the business premises.


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  R-TEC HOLDING, INC.
                                                     (Registrant)

         September 28, 2000              By /s/ Douglas G. Hastings, President
                                           -------------------------------------
                                                  Douglas G. Hastings, President

                        Consolidated Financial Statements





                               R-TEC HOLDING, INC.
                                 AND SUBSIDIARY




                           December 31, 1999 and 1998

TABLE OF CONTENTS


                                                                                                       Page No.



INDEPENDENT AUDITORS' REPORT ..............................................................              1

FINANCIAL STATEMENTS

  Consolidated Balance Sheet ..............................................................              2

  Consolidated Statements of Operations ...................................................              3

  Consolidated Statements of Cash Flows....................................................              4

  Consolidated Statements of Changes in Shareholders' Equity (Deficit).....................              5

  Notes to Consolidated Financial Statements ..............................................              6

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of Directors
R-Tec Holding, Inc.
Boise, Idaho

We have audited the accompanying consolidated balance sheet of R-Tec Holding, Inc. and Subsidiary as of December 31, 1999, and the related consolidated statements of operations, changes in shareholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R-Tec Holding, Inc. and Subsidiary as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.


Balukoff, Lindstrom & Co., P.A.

Boise, Idaho
February 3, 2000

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                December 31, 1999

                                                                          1999
                                                                      ----------

Current assets
     Cash                                                             $   3,609
     Accounts receivable (net of $4,975 allowance
         for doubtful accounts)                                         105,480
     Costs and estimated earnings in excess
         of billings on uncompleted contracts                            63,205
     Prepaid expenses                                                     3,330
     Notes receivable, current portion                                    6,091
                                                                      ---------
              Total current assets                                      181,715

Equipment, at cost, net of accumulated depreciation                      40,154
Other assets                                                             14,278
Notes receivable, less current portion                                   21,045
                                                                      ---------
               Total assets                                           $ 257,192
                                                                      =========

Current liabilities
     Accounts payable                                                 $  87,839
     Accrued expenses                                                    54,900
     Line of credit                                                      64,000
     Income taxes payable                                                12,401
     Billings in excess of costs and estimated
         earnings on uncompleted contracts                               25,978
                                                                      ---------
               Total current liabilities                                245,118

Long-term debt                                                          100,000
Series A cumulative convertible preferred stock, par value
     $0.23437 per share, 5,000,000 authorized, no
     shares issued and outstanding                                           --
                                                                      ---------
              Total liabilities                                         345,118

Shareholders' deficit
     Common stock, no par value per share,
         30,000,000 authorized, 8,533,594 shares
         issued and outstanding                                         221,729
     Additional paid-in capital                                         107,439
     Accumulated deficit                                               (417,094)
                                                                      ---------
              Total shareholders' deficit                               (87,926)
                                                                      ---------

              Total liabilities and shareholders' deficit             $ 257,192
                                                                      =========

                             See accompanying notes
                                      -2-

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     Years Ended December 31, 1999 and 1998

                                                                                         1999           1998
                                                                                  -----------    -----------

Revenues                                                                          $ 1,296,850    $ 1,026,847

Operating costs                                                                     1,103,719        865,645
                                                                                  -----------    -----------

                                                        Gross profit                  193,131        161,202

Selling, general and administrative expenses                                          310,920        113,199
Acquired in-process research and development                                          190,000             --
                                                                                  -----------    -----------

                                                        Operating income (loss)      (307,789)        48,003

Interest expense                                                                      (14,423)       (14,239)
Gain on disposition of assets                                                          16,495             --
Other                                                                                   1,024          6,581
                                                                                  -----------    -----------
                                                                                        3,096         (7,658)
                                                                                  -----------    -----------

Income (loss) before income taxes                                                    (304,693)        40,345

Income taxes                                                                           12,401             --
                                                                                  -----------    -----------

                                                    Net income (loss)             $  (317,094)   $    40,345
                                                                                  ===========    ===========

Net income (loss) per common share                                                $     (0.04)   $        --
Weighted average shares outstanding                                                 8,533,594      8,533,594

                             See accompanying notes
                                      -3-

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years Ended December 31, 1999 and 1998


                                                                                     1999         1998
                                                                                  ---------    ---------
Cash flows from operating activities
     Net income (loss)                                                            $(317,094)   $  40,345
     Adjustments to reconcile net income (loss) to net
         cash provided (used) by operating activities
         Depreciation                                                                32,298       29,823
         Gain on asset dispositions                                                 (16,495)          --
         Acquired in-process research and development                               190,000           --
         Changes in assets and liabilities
             Accounts receivable                                                      5,447      (37,662)
             Costs and estimated earnings in excess
               of billings on uncompleted contracts                                  93,884     (136,838)
             Prepaid expenses                                                        (1,670)      (1,660)
             Accounts payable                                                       (11,166)      97,989
             Accrued expense                                                         23,198        8,582
             Income taxes payable                                                    12,401           --
             Billings in excess of costs and estimated
               earnings on uncompleted contracts                                    (26,999)      29,812
                                                                                  ---------    ---------
                           Net cash provided (used) by operating activities         (16,196)      30,391

Cash flows from investing activities
     Purchase of equipment and other assets                                         (27,489)    (185,885)
     Purchase of investment                                                              --         (100)
                                                                                  ---------    ---------
                           Net cash used by investing activities                    (27,489)    (185,985)
                                                                                  ---------    ---------

Cash flows from financing activities
     Collections on loans                                                            70,970       13,000
     Loans made                                                                          --      (98,106)
     Dividends paid                                                                  (6,813)     (15,400)
     Borrowings on line of credit                                                    64,000           --
     Proceeds from debt                                                                  --      247,868
     Payments on debt                                                               (84,201)     (24,992)
                                                                                  ---------    ---------
                          Net cash provided by financing activities                  43,956      122,370
                                                                                  ---------    ---------

                          Net increase (decrease) in cash                               271      (33,224)
Cash at beginning of year                                                             3,338       36,562
                                                                                  ---------    ---------

                          Cash at end of year                                     $   3,609    $   3,338
                                                                                  =========    =========


Supplemental disclosures of cash flow information
     Interest paid                                                                $  15,008    $  13,654
     Noncash investing and financing activities
         Dividend paid through investment distribution                            $  57,631    $      --
         Sale of equipment with debt assumption                                   $ 138,675    $      --
         Stock redemption with debt issuance                                      $ 100,000    $      --


                             See accompanying notes
                                      -4-

                       R-TEC HOLDING, INC. AND SUBSIDIARY
      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                     Years Ended December 31, 1999 and 1998


                                                                                                          Accumulated
                                                                                         Additional          Other
                                                            Common       Retained         Paid-in          Comprehen-
                                                             Stock        Earnings         Capital         sive Income     Total
                                                           ----------   ------------  ---------------    -------------   -----------


Balance at January 1, 1998                                   $31,729       $146,938              $ -              $ -     $ 178,667

          Net income                                               -         40,345                                 -        40,345
          Unrealized losses on securities
              net of reclassification adjustment                   -              -                            (4,542)       (4,542)
                                                                                                                         -----------
          Comprehensive income                                                                                               35,803
          Dividends                                                -        (15,400)                                -       (15,400)
                                                           ----------   ------------  ---------------    -------------   -----------

Balance at December 31, 1998                                  31,729        171,883                -           (4,542)      199,070

          Net loss                                                 -       (317,094)                                -      (317,094)
          Unrealized gain on securities
              net of reclassification adjustment                   -              -                             4,542         4,542
                                                                                                                         -----------
          Comprehensive income                                                                                             (312,552)
          Adjustment for terminatation
              of subchapter S-Election                                     (171,883)         171,883                              -
          Dividends                                                -                         (64,444)               -       (64,444)
          Issuance of stock for IntorCorp acquisition        190,000              -                                 -       190,000
          Stock redemption                                         -       (100,000)                                -      (100,000)
                                                           ----------   ------------  ---------------    -------------   -----------

                         Balance at December 31, 1999       $221,729     $ (417,094)       $ 107,439              $ -     $ (87,926)
                                                           ==========   ============  ===============    =============   ===========








                             See accompanying notes
                                      -5-

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998




NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Company Operations

R-Tec Holding, Inc., (the Company), is a system integrator, designer, and manufacturer of automation and manufacturing equipment, primarily to the high-tech industry.

Entity

R-Tec Holding, Inc. was formed as a wholly owned subsidiary of Biogan International, Inc. (Biogan) on August 18, 1999. Biogan is a development stage company which is publicly held and is traded in the over the counter market. Biogan transferred its 50 % ownership in IntorCorp, Inc. (IntorCorp) to R-Tec Holding, Inc. IntorCorp was formed in 1998 for the purpose of completing the research and design on motor technology. The technology was developed within Biogan and all rights to the technology were transferred to IntorCorp. There have been no operations or activities in IntorCorp since its formation. Biogan paid a stock dividend to shareholders on September 15, 1999, consisting of one share of R-Tec Holding, Inc. stock for 20 each shares of Biogan stock. The dividend resulted in the shareholders of Biogan receiving 4,266,797 shares of R-Tec Holding, Inc. common stock.

R-Tec Corporation (R-Tec) has been in existence since 1995. On September 27, 1999, R-Tec Holding, Inc. and R-Tec Corporation entered into a definitive agreement under which the shareholders of R-Tec transferred 80% of their common stock holdings of R-Tec Corporation in exchange for 4,266,797 shares of R-Tec Holding, Inc. R- Tec Holding also agreed to contribute its investment of IntorCorp to R-Tec Corporation. The transaction closed on November 3, 1999. On November 4, 1999, R-Tec Corporation redeemed the remaining 20% ownership from the shareholders. The redemption resulted in recording a $100,000 note payable to the former shareholders. The stock redemption resulted in R-Tec Corporation being a wholly owned subsidiary of R-Tec Holding, Inc.

The financial statements for the Company have been prepared in accordance with reverse purchase accounting. The newly formed holding company, R-Tec Holding, Inc. had no activity prior to the acquisition, and accordingly, is considered to be the acquired entity. R-Tec Holding was formed to posture itself to effect a business combination. R-Tec Holding had no tangible assets, liabilities or earnings process prior to the combination. The only assets of R-Tec Holding at the date of the combination were the in-process research and development assets. Top management of the newly combined company consists primarily of the previous management personnel from R-Tec Corporation. Doug Hastings and Gary Clayton, former owners of R-Tec Corporation are the President and Vice President of R-Tec Holding. They control in excess of 50% of the common stock of R-Tec Holding through their ownership acquired on November 3, 1999 and their other shares of ownership related to Biogan. The Biogan share holdings, which were

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

converted to R-Tec Holding shares as discussed above, approximate 63 shares of R-Tec Holding stock. Based on the factors discussed above, the R-Tec Corporation is considered the acquiring company. Pro forma balance sheets as of the most recently required period are not deemed necessary given that there were no tangible assets or operations at the last reporting period. Financial statements presented are the historical financial statements of R-Tec Corporation as R-Tec Corporation is the acquiring company.

Valuation of the technology, considered to be in-process research and development, received by R-Tec Corporation in its acquisition of R-Tec Holding, Inc. and its 50% investment in IntorCorp was determined by external appraisal. The appraisal value was based on a determination of the value of stock given up by the shareholders of R-Tec Corporation to complete the exchange. Management determined the shareholders gave up 40% of their holdings in the exchange which they estimated the value at $190,000. The technology rights received have not yet reached technical feasibility and had no alternative future use. The entire $190,000 acquisition price was allocated to in-process research and development and was expensed as a charge to operations.

Principles of Consolidation

The consolidated financial statements include the accounts of R-Tec Holding, Inc. and subsidiary, after elimination of significant intercompany items and transactions.

Revenue Recognition

The Company, under contract from the respective customers, develops, fabricates and manufactures high-tech custom, automation manufacturing equipment robotics, as well as custom manufactures other types of manufacturing equipment and/or parts for installation in customer products. The Company recognizes revenues on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. Management considers total cost to be the best available measure of progress on the contracts.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined.

The assets and liabilities relating to the "costs and estimated earnings in excess of billings on uncompleted contracts" and the "billings in excess of costs and estimated earnings on uncompleted contracts" on these contracts are recorded as current assets and current liabilities on the balance sheet as they will be liquidated in the normal course of contract completion.

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

Credit Risk

The Company grants credit to customers primarily in the Western states. These customers are primarily in the high-tech industry. The accounting loss incurred if all parties failed entirely to perform on their obligation is equal to the balance outstanding for trade accounts receivable. As of December 31, 1999 one customer, identified as Company F on the following page, owes approximately $41,000.

Cash Equivalents

The Company considers all highly liquid investments maturing in three months or less as cash equivalents.

Marketable Securities

Management determines the appropriate classifications of its investments in equity securities at the time of purchase and reevaluates such determination at each balance sheet date. The Company uses the specific identification method for valuing investments. The Company's investments in equity securities are classified as available for sale at December 31, 1998. Securities classified as available for sale are carried at fair value, with the unrealized gains and losses, reported as a separate component of shareholders' equity. At December 31, 1999 and 1998 the Company had no investments that qualified as trading or held to maturity.

Equipment

Capital additions are classified as equipment and are recorded at cost. Depreciation is recorded by use of the straight-line method. The book value of each asset is reduced by equal amounts over its estimated useful life.

Maintenance and repairs are charged to operations as incurred. When an asset is disposed of, accumulated depreciation is deducted from the original cost, and any gain or loss arising from its disposal is credited or charged to operations.

Other Assets

The estimated useful lives of software costs, included in the caption of other assets, three years. Accumulated amortization on the software at December 31, 1999 is $3,865.

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

Investment in IntorCorp

R-Tec Corporation has a 50% ownership interest in InterCorp. InterCorp has had no operations since its formation in 1998. The only assets of InterCorp are in-process research and development technology, which have no value to report in the balance sheet as of December 31, 1999. The value assigned to the in-process research and development costs as of the acquisition of $190,000 was expensed in the statement of operations for the fiscal year ended December 31, 1999. The technology acquired relates to 5 HP motor technology which has not been fully developed and does not currently have alternative future uses. Management is considering completing the development of the 5 HP motor, or alternatively, developing a larger 40 HP motor. Under either of the options the cost to develop support functions, conduct the laboratory prototype phase development and testing, complete production prototype phase development, and field test the motors is estimated to take approximately two years and to cost approximately $6,000,000.


Significant Customers and Suppliers

The Company recorded revenue from services provided to customers that exceeded 10 percent of total revenue as follows: 1999 1998


                                         1999              1998
                                    --------------    --------------

    Company A                       $      158,682    $         --
    Company B                                 --             177,830
    Company C                                 --              88,650
    Company D                                 --             153,472
    Company E                              204,725              --
    Company F                              167,524           160,741
    Company G                              146,245              --
                                    --------------    --------------
                                    $      677,176    $      580,693
                                    ==============    ==============

The Company has no vendors that supplied 10% or more of Company purchases, however; the Company does contract with Browand, LaMeire & Associates to provide marketing services. Amounts paid to this entity in 1999 and 1998 were $174,240 and $67,995, respectively.

Income Taxes

Prior to January 1, 1999, the Company elected to be taxed as an "S" Corporation as defined by the Internal Revenue Code, wherein the shareholder reports net earnings of the Corporation on his personal tax return. Accordingly, no provision or liability for income taxes has been included in the financial statements for periods prior to 1999. Previously taxed earnings were distributed to the shareholders during 1999. Effective January 1, 1999, the shareholders elected to have the Company taxed as a "C" Corporation as defined by the Internal Revenue Code.

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

The Company reported on the cash basis for income tax reporting purposes through December 31, 1998. The accrual basis was utilized for financial reporting purposes. The change in method of reporting income for tax reporting purposes resulted in income, which was not previously reported on the tax returns This additional income would have normally given rise to deferred income taxes had R-Tec Corporation been taxed as a "C" Corporation. Since R-Tec Corporation was an "S" Corporation at the time of the change, no deferred taxes resulted. Upon the election to terminate the "S" Corporation election on January 1, 1999, deferred taxes were reported. The election requires amortizing the cash to accrual difference into income over a period not to exceed four years. The remaining unamortized balance at December 31, 1999 and 1998, was $41,968 and $62,952, respectively.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or recoverable and deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting.

Value of Financial Instruments

The Company has a number of financial instruments. The Company estimates that the fair value of all financial instruments, at December 31, 1999, do not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these financial statements include those assumed in determining the collectibility of receivables, computing profit percentages under the percentage-of-completion revenue recognition method, and determining the value assigned to the acquisition of IntorCorp technology. It is at least reasonably possible that the significant estimates used will change within the next year.

Earnings Per Share

Earnings per share is computed by dividing net income applicable to common shareholders by the weighted average number of shares outstanding.

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

NOTE B - MARKETABLE SECURITIES

Investments in marketable securities classified as available for sale are as follows:

                                                  Market            Unrealized
                              Cost                Value              (Loss)
                         -------------      --------------      --------------

December 31, 1998
    Common Stocks        $      35,968      $       31,426      $       (4,542)

The Company had realized gains of $21,663 and $-- on the sale of securities classified as available for sale for the years ended December 31, 1999 and 1998, respectively. The Company had a reclassification adjustment of $4,542 during 1999.

NOTE C - UNCOMPLETED CONTRACTS

Costs, estimated earnings and billings on uncompleted contracts consist of:

                                                                  1999
                                                              --------------

    Costs incurred on uncompleted contracts                   $      143,641
    Estimated earnings                                                26,860
                                                              --------------
                                                                     170,501
    Billings to date                                                 133,274
                                                              --------------

                                                              $       37,227
                                                              ==============

                                                                  1999
                                                              --------------
    Balance sheet captions are:
      Costs and estimated earnings in excess of
         billings on uncompleted contracts                    $       63,205

      Billings in excess of costs and estimated
         earnings on uncompleted contracts                           (25,978)
                                                              --------------

                                                              $       37,227
                                                              ==============

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


NOTE D - EQUIPMENT

Equipment consists of:

                                                                      1999
                                                               ----------------

     Equipment                                                 $         42,242
     Vehicles                                                            31,172
     Software                                                            18,143
     Office equipment and furnishings                                    13,691
                                                               ----------------
                                                                         87,105
     Accumulated depreciation and amortization                          (46,951)
                                                               ----------------

                                                               $         40,154
                                                               ================

The estimated useful lives of equipment is five to seven years.

NOTE E - REVOLVING LINE OF CREDIT

The Company has available for borrowing a line of credit of $100,000 of which $64,000 was outstanding at December 31, 1999. The line bears interest at a variable interest rate of 2% over the published Wall Street Journal prime rate, and is secured by accounts receivable and equipment.

NOTE F - LONG-TERM DEBT

R-Tec redeemed stock from the shareholders on November 4, 1999 by issuing a note for $100,000. The redemption represented the 20% minority interest as of that date. The note is payable only from available earnings of R-Tec and is not scheduled to commence until January 1, 2001. Interest accrues at the prime lending rate.

NOTE G - LEASES

The Company leases its office and manufacturing space from a related party, H2C2. H2C2 is owned by Doug and Rena Hastings and Gary and Patricia Clayton. The lease term expires in December 2004, but may be extended, subject to cost of living increases, for a five year term at the option of the Company. Doug Hastings and Gary Clayton are Executive Officers of the Company.

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


Future minimum payments under the operating lease agreement at December 31, 1999 are:

         2000                           $         35,400
         2001                                     35,400
         2002                                     35,400
         2003                                     35,400
         2004                                     32,450
                                        ----------------

                                        $        174,050
                                        ================

Rent expense for 1999 and 1998 was $38,219 and $14,250, respectively.

NOTE H - PENSION PLANS

The Company has a Simplified Employees Pension Plan covering all employees who are at least 21 years of age and worked at the Company for a minimum of 2 years. The Plan allows the Company to make contributions up to 15% of compensation subject to Federal maximum contribution limits. During the years ended December 31, 1999 and 1998, the Company recorded $3,644 and $--, respectively, in contributions.

NOTE I - INCOME TAXES

Income taxes are provided for temporary differences between financial and tax basis income. The components of net deferred taxes are as follows at December 31 using a combined deferred tax rate of 23%:

                                                               1999
                                                          ----------------

Deferred tax liability from:
   Fixed assets                                           $         (5,199)
  Change in method of accounting                                    (4,826)
                                                          ----------------
Deferred tax liability                                             (10,025)

Deferred tax asset from:
  Accrued expenses                                                  12,374
  Valuation allowance                                               (2,349)
                                                          ----------------

Net deferred liability                                              10,025
                                                          ----------------

Net deferred tax                                          $             --
                                                          ================

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

The components of income tax expense at December 31, are:

                                                1999              1998
                                         --------------     ----------
Current
   Federal                               $        9,980     $       -
   State                                          2,421             -
                                         --------------     ----------
                                                 12,401             -
Deferred
   Federal                                            -             -
   State                                              -             -
                                         --------------     ----------
                                                      -             -
                                         --------------     ----------
                                         $       12,401     $      --
                                         ==============     ==========

The following reconciles the federal tax provisions with the expected provisions by applying statutory rates (34%) to income before income taxes as of December 31, 1999:

                                                                    1999
                                                              ----------------


   Federal tax benefit                                        $       (103,596)
   In-process research and development                                  64,600
   Effect of graduated tax rates                                        (8,347)
   Effect of revocation of S-election                                   57,323
                                                              ----------------

   Federal income tax                                         $          9,980
                                                              ================

As discussed in Note A, the Company changed its tax status from an S-Corporation to a C-Corporation effective January 1, 1999. Accordingly, the net deferred tax liability at the date the termination election was filed of approximately $39,000, based on a combined tax rate of 23%, has been included in the current year deferred tax provision.

NOTE J - RELATED PARTY TRANSACTIONS

The Company conducts business with other entities affiliated through common ownership or control.

As described in Note G, the Company leases office and manufacturing space from H2C2. Amounts paid during 1999 and 1998 for rent was $38,219, and $9,750. The Company also pays H2C2 for utilities, which amounted to $2,450 and $443 for 1999 and 1998, respectively. During 1998, the Company leased a facility from Doug Hastings. Total rental expense in 1998 for this rental was $4,500.

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

The Company occasionally provides loans to affiliated entities. The notes are unsecured. As of December 31, 1999, H2C2 owed the Company $27,136 on a note receivable.

The Company has machine tooling performed by R-Tec Machine Tool, Inc. (Machine
Tool), which is owned 25% each by Doug Hastings and Gary Clayton. Purchases from Machine Tool for 1999 and 1998 were $188,643 and $77,680, respectively. During 1998, R-Tec purchased equipment, which was leased to Machine Tool. Financing of the equipment was provided through two lending institutions for 100% of the purchase price. The lease payments received in 1999 and 1998 were $20,580 and $33,535, respectively. In 1999, Machine Tool acquired the equipment by assuming the underlying debt, $138,675, at the time of transfer. The Company has accounts payable due to Machine Tool at December 31, 1999 and 1998 in the amount of $21,390 and $3,634, respectively.

The Company owes Doug Hastings and Gary Clayton $25,000 each for signing bonuses as of December 31, 1999. The amounts are included in accrued expenses.

NOTE K - COMMITMENTS

The Company has entered into five-year employment agreements with Doug Hastings and Gary Clayton. The agreements provide for minimum base salaries of $81,120 to each of them with bonuses determined in relationship to Company profits.

NOTE L - GOING CONCERN CONTINGENCY

The Company incurred an operating loss during 1999 of approximately $308,000. This loss coupled with the excess of current liabilities over current assets of approximately $64,000 and deficit equity of approximately $87,000 suggest that the Company may not be able to continue as a going concern. The operating loss was largely the result of recording the charge to operations for in-process research and development cost related to IntorCorp for $190,000, and the $50,000 signing bonuses. The Company's ability to continue as a going concern is primarily dependent upon three factors: minimizing unusual expenditures, maximizing contract profits, and obtaining investor contributions. Management does not anticipate additional unusual expenses and expects the profitability on contracts to increase.

The Company has issued $500,000 of stock subscriptions for preferred stock subsequent to December 31, 1999. The Company has received $108,050 of investor contributions related to these subscriptions subsequent to December 31, 1999. The Board of Directors adopted an amendment to the Articles of per annum, Incorporation in January 2000 to provide for the original preferred stock to be divided into series, with the first series, Series A Preferred Stock, consisting of 2,133,399 shares of cumulative convertible preferred stock with a par value of $.23437. Dividends on this preferred stock are cumulative from the date of issuance at the rate of $.0222 per share, payable out

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

of funds legally available. Such dividends are payable only when, as, and if declared by the Board of Directors, and shall accumulate from the date of issue, payable annually. Unpaid dividends are not interest bearing. Dividends on Common Stock can not be paid until all dividends on the Series A Preferred Stock have been paid. Each Series A Preferred stock is convertible, at the option of the holder, at any time on or before the fifth day before any redemption date (January 31 each year) to the Company's Common Stock. The conversion price is $.23437 per share of Common Stock. The Series A Preferred Stock shall be automatically converted on the earlier of the date specified by vote or written consent or agreement of at least two-thirds of the outstanding shares of such series or immediately on the closing of the sale of public offering of Common Stock in excess of $5.00 per share and $1,000,000 in proceeds. At the option of each holder of Series A Preferred stock, the Company shall redeem, on the redemption date starting with the year 2006 and continuing thereafter, the number of shares requested by the holder, by paying cash at the rate of $.23437 per share. Since the Series A Preferred Stock is convertible, at the option of holder, Series A Preferred Stock is presented in the liability section of the balance sheet.

The remaining preferred shares outstanding, 2,866,601, shall be designated, as the Board of Directors shall determine into classes, series, and preferences, limitations, restrictions and relative rights of each class or series of preferred stock.

                        Consolidated Financial Statements





                               R-TEC HOLDING, INC.
                                 AND SUBSIDIARY




                             March 31, 2000 and 1999

TABLE OF CONTENTS

                                                                        Page No.



INDEPENDENT ACCOUNTANTS' REVIEW REPORT .............................      1

FINANCIAL STATEMENTS

  Consolidated Balance Sheet .......................................      2

  Consolidated Statements of Operations ............................      3

  Consolidated Statements of Cash Flows.............................      4

  Notes to Consolidated Financial Statements .......................      5

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT


To the Shareholders and Board of Directors
R-Tec Holdings, Inc.
Boise, Idaho

We have reviewed the balance sheet of R-Tec Holdings, Inc. as of March 31, 2000 and the related statements of income and cash flows for the three-month periods ended March 31, 2000 and 1999. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.


/s/ Balukoff, Lindstrom & Co., P.A.

June 19, 2000

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET


                                                                                          March 31, 2000
                                                                                          --------------

Current assets
     Cash                                                                                     $ 125,178
     Accounts receivable (net of $36,232 allowance
         for doubtful accounts)                                                                 299,631
     Costs and estimated earnings in excess
         of billings on uncompleted contracts                                                    13,626
     Prepaid expenses                                                                             5,307
     Notes receivable, current portion                                                            5,704
                                                                                              ---------
                                    Total current assets                                        449,446

Equipment, at cost, net of accumulated depreciation                                              84,605
Other assets                                                                                     12,766
Notes receivable, less current portion                                                           21,035
                                                                                              ---------

                                    Total assets                                              $ 567,852
                                                                                              =========

Current liabilities
     Accounts payable                                                                         $  65,632
     Accrued expenses                                                                            67,004
     Line of credit                                                                             100,000
     Income taxes payable                                                                         2,401
     Billings in excess of costs and estimated
         earnings on uncompleted contracts                                                      117,380
     Notes payable                                                                               58,706
     Notes payable, related parties                                                             100,000
                                                                                              ---------
                                    Total current liabilities                                   511,123

Series A cumulative  convertible  preferred stock, par value $0.23437 per share,
     5,000,000 authorized, 1,064,770
     shares issued and outstanding                                                              249,550
                                                                                              ---------
                                    Total liabilities                                           760,673
Shareholders' equity
     Common stock, no par value per share,
         30,000,000 authorized, 8,533,594 shares
         issued and outstanding                                                                 221,729
     Additional paid-in capital                                                                 107,439
     Accumulated deficit                                                                       (521,989)
                                                                                              ---------
                                    Total shareholders' equity                                 (192,821)
                                                                                              ---------

                                    Total liabilities and shareholders' equity                $ 567,852
                                                                                              =========

                             See accompanying notes
                                      -2-

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                  Three Months Ended March 31,
                                                     2000             1999
                                                --------------    -------------

Revenues                                             $ 359,337     $    549,428

Operating costs                                        285,436          365,198
                                                ---------------   -------------

                 Gross profit                           73,901          184,230

Selling, general and administrative expenses           177,703          115,904
                                                ---------------   -------------

                 Operating income (loss)              (103,802)          68,326

Interest expense                                        (1,623)          (6,925
Other                                                      530            3,487
                                                ---------------   -------------
                                                        (1,093)          (3,438
                                                ---------------   -------------

Income (loss) before income taxes                     (104,895)          64,888
Income taxes                                                 -           50,900
                                                ---------------   -------------

                 Net income (loss)                  $ (104,895)     $    13,988
                                                ===============   =============

Net income (loss) per common share                     $ (0.01)     $        --
Weighted average shares outstanding                  8,533,594        8,533,594


                             See accompanying notes
                                      -3-

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          Three Months Ended March 31,
                                                                                                 2000         1999
                                                                                              ---------    ---------
Cash flows from operating activities
     Net income (loss)                                                                        $(104,895)   $  13,988
     Adjustments to reconcile net income (loss) to net
         cash provided (used) by operating activities
         Depreciation and amortization                                                            5,690       10,249
         Sale refund through issuance of note payable                                            58,706           --
         Changes in assets and liabilities
             Accounts receivable                                                               (194,151)      58,260
             Costs and estimated earnings in excess
               of billings on uncompleted contracts                                              49,579      (28,503)
             Prepaid expenses                                                                    (1,977)          92
             Accounts payable                                                                   (22,207)     (56,227)
             Accrued expense                                                                     12,104      (19,895)
             Billings in excess of costs and estimated
               earnings on uncompleted contracts                                                 91,402      (15,128)
             Income taxes payable                                                               (10,000)      32,089
             Deferred income taxes                                                                   --       18,811
                                                                                              ---------    ---------
                                    Net cash provided (used) by operating activities           (115,749)      13,736

Cash flows from investing activities
     Purchase of equipment and other assets                                                     (48,629)      (2,693)
     Purchase of investment                                                                          --       (8,428)
                                                                                              ---------    ---------
                                   Net cash used by investing activities                        (48,629)     (11,121)
                                                                                              ---------    ---------

Cash flows from financing activities
     Collections on loans                                                                           397       11,162
     Proceeds from preferred stock                                                              249,550           --
     Borrowings on line of credit                                                                36,000           --
     Payments on debt                                                                                --       (9,458)
                                                                                              ---------    ---------
                                    Net cash provided by financing activities                   285,947        1,704
                                                                                              ---------    ---------

                                    Net increase (decrease) in cash                             121,569        4,319
Beginning cash                                                                                    3,609        3,338
                                                                                              ---------    ---------

                                    Ending cash                                               $ 125,178    $   7,657
                                                                                              =========    =========


Supplemental disclosures of cash flow information
     Interest paid                                                                            $   1,623    $   5,288
     Noncash investing and financing activities
         Sale refund through issuance of note payable                                         $  58,706    $      --

                             See accompanying notes
                                      -4-

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2000 and 1999



NOTE A - UNAUDITED INTERIM FINANCIAL STATEMENTS

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position of R-Tec Holdings, Inc. (the Company) and the results of operations and cash flows. Certain reclassifications of prior quarter amounts were made to conform with current quarter presentation, none of which affect previously recorded net income.


NOTE B - EQUIPMENT

Equipment consists of:


Equipment                                                             $  43,933
Vehicles                                                                 31,171
Office equipment and furnishings                                         60,630
                                                                      ---------
                                                                        135,734
Accumulated depreciation and amortization                               (51,129)
                                                                      ---------

                                                                      $  84,605
                                                                      =========

NOTE C - REVOLVING LINE OF CREDIT

The Company has available for borrowing a line of credit of $100,000 of which $100,000 was outstanding at March 31, 2000. The line bears interest at a variable interest rate of 2% over the published Wall Street Journal prime rate, and is secured by accounts receivable and equipment.

NOTE D - NOTES PAYABLE

The Company entered into a $58,706 note payable with a customer during March 2000. The note was created as a result of a product return. Terms of the note require twelve monthly payments of $4,892, commencing in April 2000. The Company does not allow for product returns within the terms of their contracts. However, to satisfy this customer, the product was repurchased.

NOTE E - NOTES PAYABLE, RELATED PARTIES

The Company redeemed stock from the shareholders on November 4, 1999 by issuing a note for $100,000. The redemption represented the 20% minority interest as of that date. The note is payable only from available earnings of R-Tec and is not scheduled to commence until January 1, 2001. Interest accrues at the prime lending rate.

NOTE F - INCOME TAXES

The Company is in a net operating loss carryforward position as of March 31, 2000. The net operating loss approximates $115,000. A full valuation allowance has been provided to offset the deferred tax assets related to the net operating loss carryforward.

NOTE G - REDEEMABLE PREFERRED STOCK

The Company has issued $500,000 of stock subscriptions for preferred stock. The Board of Directors adopted an amendment to the Articles of Incorporation in January 2000 to provide for the original preferred stock to be divided into series, with the first series, Series A Preferred Stock, consisting of 2,133,399 shares of cumulative convertible preferred stock with a par value of $.23437. Dividends on this preferred stock are cumulative from the date of issuance at the rate of $.0222 per share, per annum, payable out of funds legally available. Such dividends are payable only when, as, and if declared by the Board of Directors, and shall accumulate from the date of issue, payable annually. Unpaid dividends are not interest bearing. Dividends on Common Stock can not be paid until all dividends on the Series A Preferred Stock have been paid. Each Series A Preferred stock is convertible, at the option of the holder, at any time on or before the fifth day before any redemption date (January 31 each year) to the Company's Common Stock. Since the Series A Preferred Stock is convertible, at the option of holder, Series A Preferred Stock is presented in the liability section of the balance sheet. The conversion price is $.23437 per share of Common Stock. The Series A Preferred Stock shall be automatically converted on the earlier of the date specified by vote or written consent or agreement of at least two-thirds of the outstanding shares of such series or immediately on the closing of the sale of public offering of Common Stock in excess of $5.00 per share and $1,000,000 in proceeds. At the option of each holder of Series A Preferred stock, the Company shall redeem, on the redemption date starting with the year 2006 and continuing thereafter, the number of shares requested by the holder, by paying cash at the rate of $.23437 per share.

The remaining preferred shares outstanding, 2,866,601, shall be designated, as the Board of Directors shall determine into classes, series, and preferences, limitations, restrictions and relative rights of each class or series of preferred stock.




                                      -6-